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                                                                        Page 1
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended DECEMBER 31, 1997.

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ___________ to ___________.


                         Commission File Number 1-5492-1


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Nashua Corporation Employees' Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Nashua Corporation
                               44 Franklin Street
                               Nashua, New Hampshire 03060

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                                                                         Page 2
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NASHUA CORPORATION

EMPLOYEES' SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 1997 AND 1996

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                                                                        Page 3
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                               NASHUA CORPORATION

                             EMPLOYEES' SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS




                                                                          PAGES
                                                                          -----
Financial Statements:

     Report of Independent Accountants                                       1

     Statement of Net Assets Available for Plan Benefits
         (with Fund Information) as of December 31, 1997 and 1996          2-3

     Statement of Changes in Net Assets Available for
         Plan Benefits (with Fund Information)
         for the Year Ended December 31, 1997 and 1996                     4-5

     Notes to Financial Statements                                        6-11

Supplementary Information:*

*Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


July 15, 1998


To the Participants and Administrator
of the Nashua Corporation Employees' Savings Plan



In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Employees' Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                               DECEMBER 31, 1997


                                          Guaranteed       Nashua
                                          Investment       Common                                              Equity-       Growth
                                           Contract        Stock       Puritan     Magellan                    Income       Company
                                             Fund           Fund        Fund         Fund       Contrafund      Fund          Fund
                                             ----           ----        ----         ----       ----------      ----          ----
Assets:
  Guaranteed Investment Contracts,
     at Contract Value                   $ 4,691,494   $       --   $       --   $        --   $       --   $       --   $       --
  Investments at Fair Value:
     Nashua Common Stock Fund                     --    2,832,373           --            --           --           --           --
     Mutual Funds                                 --           --    7,658,191    17,379,856    3,005,136    5,709,336    6,254,325
     Collective Investment Fund            9,095,453           --           --            --           --           --           --
     Treasury Instruments                  3,361,455
     Employee Receivable                       3,911          673        1,709         3,898          654        1,286        1,378
     Employer Receivable                      11,110        1,910        4,857        11,068        1,856        3,656        3,908
  Cash                                       277,019           --           --            --           --           --           --
  Participant Loans Receivable, at
     Fair Value                                   --           --           --            --           --           --           --
                                         -------------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits   $17,440,442   $2,834,956   $7,664,757   $17,394,822   $3,007,646   $5,714,278   $6,259,611



                                              Asset                 Pacific Intermediate  Small Cap Gov't Money U.S. Equity
                                             Manager      Europe     Basin      Bond        Stock     Market       Index        Loan
                                              Fund         Fund       Fund      Fund         Fund      Fund        Fund         Fund
                                              ----         ----       ----      ----         ----      ----        ----         ----
Assets:
  Guaranteed Investment Contracts,
     at Contract Value                   $     --   $       --   $     --   $     --   $     --   $     --   $       --   $       --
  Investments at Fair Value:
     Nashua Common Stock Fund                  --           --         --         --         --         --           --           --
     Mutual Funds                         660,731    1,470,462    391,910    185,130    995,328    789,296    1,434,248           --
     Collective Investment Fund                --           --         --         --         --         --           --           --
     Treasury Instruments
     Employee Receivable                      137          329         93         50        217        184          325           --
     Employer Receivable                      392          936        261        139        620        523          928           --
  Cash                                         --           --         --         --         --         --           --           --
  Participant Loans Receivable, at
     Fair Value                                --           --         --         --         --         --           --    2,201,717

                                         -------------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits   $661,260   $1,471,727   $392,264   $185,319   $996,165   $790,003   $1,435,501   $2,201,717

                                             Total
                                             -----
Assets:
  Guaranteed Investment Contracts,
     at Contract Value                    $ 4,691,494
  Investments at Fair Value:
     Nashua Common Stock Fund               2,832,373
     Mutual Funds                          45,933,949
     Collective Investment Fund             9,095,453
     Treasury Instruments                   3,361,455
     Employee Receivable                       14,844
     Employer Receivable                       42,164
  Cash                                        277,019
  Participant Loans Receivable, at
     Fair Value                             2,201,717
                                          -----------

Net Assets Available for Plan Benefits    $68,450,468


                 See accompanying notes to financial statements

                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1996


                                         Guaranteed     Nashua
                                         Investment     Common                                               Equity-       Growth
                                          Contract      Stock        Puritan       Magellan                   Income       Company
                                            Fund         Fund         Fund           Fund      Contrafund      Fund         Fund
                                            ----         ----         ----           ----      ----------      ----         ----


Guaranteed Investment Contracts,
      at Contract Value                 $ 7,431,799   $       --   $        --   $        --   $       --   $       --   $       --
Investments at Fair Value:
      Nashua Common Stock Fund                   --    3,209,482            --            --           --           --           --
      Mutual Funds                               --           --     6,446,023    14,352,562    2,454,966    4,099,339    5,684,716
      Collective Investment Fund         11,053,607           --            --            --           --           --           --
Cash                                        280,271           --            --            --           --           --           --
Employee Contributions Receivable            11,979          732         4,885        12,509        2,931        4,160        5,350
Employer Contributions Receivable             3,325        2,344         1,528         3,879          971        1,182        1,574
Participant Loans Receivable, at
      Fair Value                                 --           --            --            --           --           --           --
                                        -------------------------------------------------------------------------------------------

Net Assets Available for Plan Benefits  $18,780,981   $3,212,558   $ 6,452,436   $14,368,950   $2,458,868   $4,104,681   $5,691,640
                                        ===========================================================================================

                                           Asset                 Pacific Intermediate Small Cap Gov't Money U.S. Equity
                                          Manager     Europe      Basin      Bond       Stock     Market       Index       Loan
                                           Fund       Fund        Fund       Fund       Fund       Fund        Fund        Fund
                                           ----       ----        ----       ----       ----       ----        ----        ----

Guaranteed Investment Contracts,         $     --   $       --   $     --   $    --   $     --   $     --    $     --   $       --
      at Contract Value
Investments at Fair Value:                     --           --         --        --         --         --          --           --
      Nashua Common Stock Fund            638,618    1,073,248    563,625    87,430    738,495    865,236     739,543           --
      Mutual Funds                             --           --         --        --         --         --          --           --
      Collective Investment Fund               --           --         --        --         --         --          --           --
Cash                                          665        1,239        920       294        928      1,086       1,219           --
Employee Contributions Receivable             226          486        367        66        409        285         505           --
Employer Contributions Receivable
Participant Loans Receivable, at               --
      Fair Value                               --           --         --        --         --         --          --    2,685,736
                                         ------------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits   $639,509   $1,074,973   $564,912   $87,790   $739,832   $866,607    $741,267   $2,685,736
                                         ===========================================================================================




                                            Total
                                            -----
Guaranteed Investment Contracts,
      at Contract Value                  $ 7,431,799
Investments at Fair Value:
      Nashua Common Stock Fund             3,209,482
      Mutual Funds                        37,743,801
      Collective Investment Fund          11,053,607
Cash                                         280,271
Employee Contributions Receivable             48,897
Employer Contributions Receivable             17,147
Participant Loans Receivable, at
      Fair Value                           2,685,736
                                         -----------
Net Assets Available for Plan Benefits   $62,470,740
                                         ===========

                 See accompanying notes to financial statements.

                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (WITH FUND INFORMATION)
                          YEAR ENDED DECEMBER 31, 1997

<CAPTON>
                                                              Guaranteed       Nashua
                                                              Investment       Common
                                                               Contract        Stock          Puritan      Magellan
                                                                 Fund           Fund           Fund          Fund       Contrafund
                                                                 ----           ----           ----          ----       ----------
Sources of Net Assets:

Employee Contributions                                      $    745,835    $    39,043    $  320,330   $    851,758    $  273,233
Employer Contributions                                           227,850        125,026       110,335        269,796        78,962
Investment Income                                              1,247,051             --       622,549      1,122,733       289,699
Net Appreciation of Investments                                       --          1,016       810,119      2,553,035       230,661
Transfers in from Savings Plan for
Specified Hourly Employees                                            --             --            --             --            --
Rollovers (see Note 6)                                                --             --            --             --            --
Loan Repayments                                                  201,956          5,858        76,878        258,668        42,841
Loan Interest                                                     56,545          1,522        20,880         60,445         7,196
                                                            ------------------------------------------------------------------------
                                                               2,479,237        172,465     1,961,091      5,116,435       922,592
                                                            ------------------------------------------------------------------------

Applications of Net Assets:

Plan Withdrawals                                               2,702,350        216,875       734,612      1,544,195       351,805
Net Depreciation of Investments                                       --         84,528            --             --            --
Loan Withdrawals                                                 233,511          5,828        63,408        189,615        32,311
Rollovers (see Note 6)                                            49,598             --         1,307          2,426        12,710
Administrative Expenses                                           27,083             77         3,881          2,050           253
                                                            ------------------------------------------------------------------------
                                                               3,012,542        307,308       803,208      1,738,286        397,079
                                                            ------------------------------------------------------------------------

Increase (Decrease) in Net Assets
During the Year Prior to Transfers                              (533,305)      (134,843)    1,157,883      3,378,149       525,513

Net Transfers Between Funds                                     (808,245)      (243,968)       54,438       (356,837)       23,265

Transfer from Savings Plan for Specified Hourly Employees          1,011          1,209            --          4,560            --

Net Assets Available for Plan Benefits:

Beginning of Year                                             18,780,981      3,212,558     6,452,436     14,368,950     2,458,868
                                                            ------------------------------------------------------------------------

End of Year                                                 $ 17,440,442    $ 2,834,956    $7,664,757   $ 17,394,822    $3,007,646
                                                            ========================================================================



                                                                Equity-       Growth         Asset                     Pacific
                                                                Income        Company       Manager        Europe       Basin
                                                                 Fund          Fund          Fund           Fund        Fund
                                                                 ----          ----          ----           ----         ----
Sources of Net Assets:

Employee Contributions                                       $  325,500   $   407,241    $    40,737    $  101,425   $  53,155
Employer Contributions                                           89,603       111,052         15,750        37,564      24,318
Investment Income                                               318,267       597,916         57,191       128,228       7,799
Net Appreciation of Investments                               1,025,205       441,762         63,584       159,327          --
Transfers in from Savings Plan for
  Specified Hourly Employees                                         --            --             --            --          --
Rollovers (see Note 6)                                               --            --             --            --          --
Loan Repayments                                                  67,299        89,256          4,968        14,037      20,036
Loan Interest                                                    13,291        19,488          2,016         4,642       3,549
                                                             -----------------------------------------------------------------
                                                              1,839,165     1,666,715        184,246       445,223     108,857
                                                             -----------------------------------------------------------------

Applications of Net Assets:

Plan Withdrawals                                                643,741       681,298        134,865        79,136      28,304
Net Depreciation of Investments                                      --            --             --            --      80,471
Loan Withdrawals                                                 57,952        92,498         12,589        19,705      26,550
Rollovers (see Note 6)                                            5,413           747             --            --          --
Administrative Expenses                                           1,430         2,005            297           549       1,460
                                                             -----------------------------------------------------------------
                                                                708,536       776,548        147,751        99,390     136,785
                                                             -----------------------------------------------------------------

Increase (Decrease) in Net Assets
During the Year Prior to Transfers                            1,130,629       890,167         36,495       345,833     (27,928)

Net Transfers Between Funds                                     473,307      (325,435)       (14,744)       50,921    (144,857)

Transfer from Savings Plan for Specified Hourly Employees         5,661         3,239             --            --         137

Net Assets Available for Plan Benefits:

Beginning of Year                                             4,104,681     5,691,640        639,509     1,074,973     564,912
                                                             -----------------------------------------------------------------

End of Year                                                  $5,714,278   $ 6,259,611    $   661,260    $1,471,727   $ 392,264
                                                             -----------------------------------------------------------------



                                                            Intermediate Small Cap  Gov't Money   U.S. Equity
                                                                Bond       Stock       Market        Index          Loan
                                                                Fund       Fund         Fund         Fund           Fund
                                                                ----       ----         ----         ----           ----
Sources of Net Assets:

Employee Contributions                                        $ 19,687   $ 56,850   $  61,166    $    99,838    $         --
Employer Contributions                                           5,508     25,993      16,674         38,909              --
Investment Income                                                7,474     71,518      47,647         33,989              --
Net Appreciation of Investments                                  1,392     97,540          --        301,378              --
Transfers in from Savings Plan for
Specified Hourly Employees                                          --         --          --             --              --
Rollovers (see Note 6)                                              --         --      18,665             --              --
Loan Repayments                                                 10,406      6,666       6,656          8,060        (813,585)
Loan Interest                                                    1,214      1,550       1,303          2,485              --
                                                              --------------------------------------------------------------
                                                                45,681    260,117     152,111        484,659        (813,585)
                                                              --------------------------------------------------------------


Applications of Net Assets:

Plan Withdrawals                                                 6,119    150,196     555,254        517,217         241,515
Net Depreciation of Investments                                    313         --          --             --              --
Loan Withdrawals                                                10,743      6,653      13,463          1,673        (766,499)
Rollovers (see Note 6)                                              --         --          --             --         195,418
Administrative Expenses                                            213        610       1,545            201              --
                                                              --------------------------------------------------------------
                                                                17,388    157,459     570,262        519,091        (329,566)
                                                              --------------------------------------------------------------

Increase (Decrease) in Net Assets
During the Year Prior to Transfers                              28,293    102,658    (418,151)       (34,432)       (484,019)

Net Transfers Between Funds                                     69,236    153,675     340,578        728,666              --

Transfer from Savings Plan for Specified Hourly Employees           --         --         969             --              --

Net Assets Available for Plan Benefits:

Beginning of Year                                               87,790    739,832     866,607        741,267       2,685,736
                                                              --------------------------------------------------------------

End of Year                                                   $185,319   $996,165   $ 790,003    $ 1,435,501    $  2,201,717
                                                              ==============================================================

                                                               Total
                                                               -----
Sources of Net Assets:

Employee Contributions                                     $  3,395,798
Employer Contributions                                        1,177,340
Investment Income                                             4,552,061
Net Appreciation of Investments                               5,685,019
Transfers in from Savings Plan for
  Specified Hourly Employees                                         --
Rollovers (see Note 6)                                           18,665
Loan Repayments                                                      --
Loan Interest                                                   196,126
                                                           ------------
                                                             15,025,009
                                                           ------------

Applications of Net Assets:

Plan Withdrawals                                              8,587,482
Net Depreciation of Investments                                 165,312
Loan Withdrawals                                                     --
Rollovers (see Note 6)                                          267,619
Administrative Expenses                                          41,654
                                                           ------------
                                                              9,062,067
                                                           ------------
Increase (Decrease) in Net Assets
During the Year Prior to Transfers                            5,962,942

Net Transfers Between Funds                                          --

Transfer from Savings Plan for Specified Hourly Employees        16,786

Net Assets Available for Plan Benefits:

Beginning of Year                                            62,470,740
                                                           ------------

End of Year                                                $ 68,450,468
                                                           ============



                 See accompanying notes to financial statements

                               NASHUA CORPORATION
                            EMPLOYEES' SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (WITH FUND INFORMATION)
                          YEAR ENDED DECEMBER 31, 1996

                                           Guaranteed       Nashua
                                           Investment       Common                                                      Equity-
                                            Contract         Stock         Puritan       Magellan                       Income
                                              Fund           Fund           Fund           Fund         Contrafund       Fund
                                              ----           ----           ----           ----         ----------       ----
Sources of Net Assets:

Employee Contributions                   $    996,492    $    47,511    $   379,042    $    978,460    $   162,484    $  269,177
Employer Contributions                        111,798        482,454         87,663         235,898         42,144        58,257
Investment Income                             941,999             --        737,896       2,378,769        140,535       262,451
Net Appreciation of Investments                    --        107,024        129,481              --        162,334       443,217
Transfers in from Savings Plan for
Specified Hourly Employees                     12,986             --          1,013          11,681             --           533
Rollovers (see Note 6)                             --             --             --              --             --            --
Loan Repayments                               240,747          4,076         83,944         273,052         21,397        64,369
Loan Interest                                  64,636          1,539         22,129          70,317          3,359        13,657
                                         ---------------------------------------------------------------------------------------
                                            2,368,658        642,604      1,441,168       3,948,177        532,253     1,111,661
                                         ---------------------------------------------------------------------------------------

Application of Net Assets:

Plan Withdrawals                            2,045,275        414,979        747,705       1,315,934        140,962       680,800
Net Depreciation of Investments                    --        399,040             --         808,139             --            --
Loan Withdrawals                              344,747         19,268         85,843         295,691         29,151        92,947
Rollovers (see Note 6)                        390,694        123,590         93,765         325,844         58,514       121,171
Administrative Expenses                        26,831            165          5,554           3,081            254         1,952
                                         ---------------------------------------------------------------------------------------
                                            2,807,547        957,042        932,867       2,748,689        228,881       896,870
                                         ---------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
During the Year Prior to Transfers           (438,889)      (314,438)       508,301       1,199,488        303,372       214,791

Net Transfers Between Funds                  (943,792)      (516,153)       (71,234)     (1,887,237)     1,516,771       439,525

Net Assets Available for Plan Benefits:

Beginning of Year                          20,163,662      4,043,149      6,015,369      15,056,699        638,725     3,450,365
                                         ---------------------------------------------------------------------------------------

End of Year                              $ 18,780,981    $ 3,212,558    $ 6,452,436    $ 14,368,950    $ 2,458,868    $4,104,681
                                         =======================================================================================




                                          Growth          Asset                      Pacific   Intermediate   Small Cap Gov't Money
                                         Company         Manager        Europe        Basin         Bond        Stock      Market
                                           Fund           Fund           Fund         Fund          Fund        Fund        Fund
                                           ----           ----           ----         ----          ----        ----        ----
Sources of Net Assets:

Employee Contributions                 $   370,746    $    66,743    $    66,976    $  71,548    $  38,600    $  57,300   $  63,253
Employer Contributions                      94,780         15,984         28,612       22,353        6,677       23,397      18,655
Investment Income                          249,935         52,535         73,389        3,034        8,691       29,877      48,599
Net Appreciation of Investments            475,902         20,173        133,910        1,612           --       33,818          --
Transfers in from Savings Plan for
Specified Hourly Employees                      --             --             --           --           --           --          --
Rollovers (see Note 6)                          --             --             --           --           --           --      32,952
Loan Repayments                            102,031          5,782         11,289        8,536        2,548        2,950       9,079
Loan Interest                               20,732          1,359          4,114        3,163          327        1,089       1,347
                                       --------------------------------------------------------------------------------------------
                                         1,314,126        162,576        318,290      110,246       56,843      148,431     173,885
                                       --------------------------------------------------------------------------------------------


Application of Net Assets:

Plan Withdrawals                           502,564        274,305         90,218      205,715       40,059       34,493     227,598
Net Depreciation of Investments                 --             --             --       24,089        4,073           --          --
Loan Withdrawals                           120,374         22,429         29,489       17,635       11,894        9,954      13,243
Rollovers (see Note 6)                     195,639         27,462         10,130        4,901        6,309        2,618          --
Administrative Expenses                       2,431            533          1,531          872          340        3,044       2,790
                                       --------------------------------------------------------------------------------------------
                                           821,008        324,729        131,368      253,212       62,675       50,109     243,631
                                       --------------------------------------------------------------------------------------------


Increase (Decrease) in Net Assets
During the Year Prior to Transfers         493,118       (162,153)       186,922     (142,966)      (5,832)      98,322     (69,746)

Net Transfers Between Funds                901,478        (62,232)       117,519     (148,507)     (21,040)     261,124      14,834

Net Assets Available for Plan Benefits:

Beginning of Year                        4,297,044        863,894        770,532      856,385      114,662      380,386     921,519
                                       --------------------------------------------------------------------------------------------

End of Year                            $ 5,691,640    $   639,509    $ 1,074,973    $ 564,912    $  87,790    $ 739,832   $ 866,607
                                       ============================================================================================




                                       U.S. Equity
                                          Index          Loan
                                          Fund           Fund          Total
                                          ----           ----          -----

Sources of Net Assets:

Employee Contributions                 $  46,932    $         --    $  3,615,264
Employer Contributions                    21,090              --       1,249,762
Investment Income                         14,214              --       4,941,924
Net Appreciation of Investments           81,864              --       1,589,335
Transfers in from Savings Plan for
Specified Hourly Employees                    --              --          26,213
Rollovers (see Note 6)                        --              --          32,952
Loan Repayments                            1,378        (831,178)             --
Loan Interest                                556              --         208,324
                                       -----------------------------------------
                                         166,034        (831,178)     11,663,774
                                       -----------------------------------------


Application of Net Assets:

Plan Withdrawals                          86,768         190,257       6,997,632
Net Depreciation of Investments               --              --       1,235,341
Loan Withdrawals                           8,655      (1,101,320)             --
Rollovers (see Note 6)                     3,443              --       1,364,080
Administrative Expenses                      198              --          49,576
                                       -----------------------------------------
                                          99,064        (911,063)      9,646,629
                                       -----------------------------------------


Increase (Decrease) in Net Assets
During the Year Prior to Transfers        66,970          79,885       2,017,145

Net Transfers Between Funds              398,944              --            --

Net Assets Available for Plan Benefits:

Beginning of Year                        275,353       2,605,851      60,453,595
                                       -----------------------------------------

End of Year                            $ 741,267    $  2,685,736    $ 62,470,740
                                       =========================================







                See accompanying notes to financial statements.

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                                                                        Page 6
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                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Nashua Corporation Employees' Savings Plan ("the Plan") are presented on the accrual basis of accounting.

ASSET MAINTENANCE

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to twelve Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager Fund, Fidelity Intermediate Bond Fund, Fidelity Small Cap Stock Fund, Fidelity Contrafund, Fidelity Spartan U.S. Equity Index Fund, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee, or the Nashua Common Stock Fund.

The Plan's assets were commingled with assets of the Nashua Corporation Savings Plan for Specified Hourly Employees in a participant-directed master trust arrangement. Effective, December 31, 1997 the Nashua Corporation Savings Plan for Specified Hourly Employees merged into the Plan. The Plan's participation in the net assets of the master trust is recorded based on individual Plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

INVESTMENT VALUATION

Common shares of Nashua Corporation ("the Company") and treasury instruments held in the Plan are valued at closing sales prices supplied by a pricing service. The Plan's guaranteed investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund and collective investment fund accounts are valued at the respective funds' closing net asset values. Investment transactions are recorded on the trade date. Participant loans are valued at cost plus accrued interest which approximates fair value. Cost is determined on an average cost basis.

CONTRIBUTIONS

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested.

401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Contributions are subject to certain limitations. Employees can direct their contributions and the Company matching contribution into any of the investment funds available for their contributions. Employees' contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

--------------------------------------------------------------------------------
                                                                        Page 7
--------------------------------------------------------------------------------

Voluntary Plan contributions - Employees may elect to contribute from 1% to 10% of their annual earnings to the Plan on an after-tax basis.

--------------------------------------------------------------------------------
                                                                        Page 8
--------------------------------------------------------------------------------


WITHDRAWALS AND LOANS

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1997 and 1996, there were 612 and 760 loans outstanding totaling $2,201,717 and $2,685,736 respectively.

EXPENSES

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimated.

INVESTMENT INCOME

Income from investments is recorded as earned on an accrual basis.

FEDERAL INCOME TAX STATUS

The Company was advised by the U.S. Treasury Department in October 25, 1994 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is therefore exempt from federal income taxes. The Plan has subsequently been amended. A new determination letter has not yet been requested. Management believes that the Plan, as amended, and its operations, have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE 2 - GENERAL DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2. TERMINATION - The Plan is administered by the Nashua Audit/Finance & Investment Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants.

--------------------------------------------------------------------------------
                                                                        Page 9
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

The Plan's investments, excluding the Guaranteed Investment Contract Fund, are summarized as follows:

                                                         December 31,
                                               --------------------------------
                                                   1997                 1996
                                               -----------          -----------
Nashua Common Stock Fund                       $ 2,832,373          $ 3,209,482
Fidelity Puritan Fund                            7,658,191            6,446,023
Fidelity Magellan Fund                          17,379,856           14,352,562
Fidelity Contrafund                              3,005,136            2,454,966
Fidelity Equity-Income Fund                      5,709,336            4,099,339
Fidelity Growth Company Fund                     6,254,325            5,684,716
Fidelity Asset Manager Fund                        660,731              638,618
Fidelity Europe Fund                             1,470,462            1,073,248
Fidelity Pacific Basin Fund                        391,910              563,625
Fidelity Intermediate Bond Fund                    185,130               87,430
Fidelity Small Cap Stock Fund                      995,328              738,495
Fidelity Retirement Government
Money Market Fund                                  789,296              865,236
Fidelity Spartan U.S. Equity Index Fund          1,434,248              739,543
                                               -----------          -----------
                                               $48,766,322          $40,953,283
                                               -----------          -----------

NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                          December 31,
                                                 --------------------------------
                                                   1997                  1996
                                                 ----------          -----------

State Mutual Life Assurance Company
    3.25% Due 4/30/00                            $  668,875          $  646,039
Life of Virginia
    8.32% Due 1/31/99                             1,181,145           1,087,422
Lincoln National Life Insurance Company
    6.28% Due 5/1/00                                990,787             929,668
Pacific Mutual Life Insurance Company
    5.30% Due 4/29/00                               822,773             779,211
People's Security Life
    3.63% Due 4/30/01                               589,528             567,309
People's Security Life
    5.21% Due 4/30/01                               438,386             415,531
Confederation Life Insurance Company
    8.77% Due 1/3/95                                     --           3,006,619
United States Treasury Note
    8.5% Due 11/15/00                             3,361,455                  --
Fidelity Managed Income Portfolio II              9,095,453          11,053,607
Cash                                                277,019             280,271
                                                -----------         -----------
                                                $17,425,421         $18,765,677
                                                -----------         -----------


The average yields of the Guaranteed Investment Contract Fund for the periods ended December 31, 1997 and 1996 were approximately 6.4% and 4.8%, respectively. Crediting interest rates remained the same, as noted above, for both 1997 and 1996.

The issuing institution's ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

--------------------------------------------------------------------------------
                                                                        Page 10
--------------------------------------------------------------------------------

NOTE 5 - SAVINGS PLANS MASTER TRUST

The assets of the Plan have been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned 100% and 99.9% of the Master Trust at December 31, 1997 and 1996, respectively.

                                                                          December 31,
                                                               --------------------------------
                                                                   1997                 1996
                                                               -----------          -----------

Statement of Net Assets Available for Plan Benefits:
   Guaranteed Investment Contracts, at Contract Value          $ 4,691,494          $ 7,451,125
   Nashua Common Stock Fund, at Fair Value                       2,832,373            3,213,925
   Mutual Funds, at Fair Value                                  45,933,949           37,776,562
   Collective Investment Fund, at Fair Value                     9,095,453           11,084,095
   Treasury Instruments, at Fair Value                           3,361,455                   --
   Cash                                                            277,019              281,044
   Employee Contributions Receivable                                14,844               48,897
   Employer Contributions Receivable                                42,164               17,147
   Participant Loans Receivable, at Fair Value                   2,201,717            2,685,736
                                                               -----------          -----------
Net Assets Available for Plan Benefits                         $68,450,468          $62,558,531
                                                               -----------          -----------

                                                                                    Year Ended
                                                                                   December 31,
                                                                         --------------------------------
                                                                            1997                  1996
                                                                         -----------          -----------
Statement of Changes in Net Assets Available for Plan Benefits:
   Sources of Net Assets:
      Employee Contributions                                             $ 3,395,798          $ 3,615,103
      Employer Contributions                                               1,177,340            1,249,798
      Investment Income                                                    4,554,817            4,948,193
      Net Appreciation of Investments                                      5,689,688            1,591,827
      Rollovers In                                                            18,665               32,952
      Loan Interest                                                          196,126              208,324
                                                                         -----------          -----------
                                                                          15,032,434           11,646,197
                                                                         -----------          -----------

   Application of Net Assets:
      Plan Withdrawals                                                     8,665,329            7,039,555
      Net Depreciation of Investments                                        165,421            1,236,846
      Administrative Expenses                                                 42,128               50,128
      Rollovers Out                                                          267,619            1,364,080
                                                                         -----------          -----------
                                                                           9,140,497            9,690,609
                                                                         -----------          -----------

   Increase (Decrease) in Net Assets During the Year                     $ 5,891,937          $ 1,955,588
                                                                         -----------          -----------



The Master Trust purchased 15,500 and 69,700 common shares of Nashua Corporation at a total cost of $209,098 and $941,484 during 1997 and 1996, respectively. The Master Trust received $443,411 and $1,421,147 from the sale of 38,010 and 96,685 common shares of Nashua Corporation during 1997 and 1996, respectively.

--------------------------------------------------------------------------------
                                                                        Page 11
--------------------------------------------------------------------------------


NOTE 6 - BUSINESS CHANGES

Nashua Corporation's Tape Division was sold and its Cerion Technologies subsidiary was spun off through an initial public offering on May 20 and May 24 of 1996, respectively. At December 31, 1996 participants of the Tape Division and Cerion Technologies had Plan assets of $7,018,694 and $54,586, respectively. As of the respective sale dates, the active participants had the option to take a distribution from the Plan or rollover into another qualified plan. Rollovers to a new plan maintained by Cerion Technologies amounted to $1,364,080, while distributions related to the sale of the Tape Division totaled $2,358,005. The remaining assets in the plan belong to participants with deferred vested benefits.


NOTE 7 - SUBSEQUENT EVENT

On March 10, 1998, Nashua Corporation reached an agreement with a third party ("the Buyer") to sell the assets and operations of the Company's photofinishing operations. Completion of the sale occurred in the second quarter of 1998.

Upon completion of the aforementioned sale, certain employees of the Plan sponsor became employees of the Buyer. As a result, on June 30, 1998, $6,123,262 was transferred from the Plan into a Plan sponsored by the Buyer.

--------------------------------------------------------------------------------
                                                                       Page 12
--------------------------------------------------------------------------------


NASHUA CORPORATION EMPLOYEE'S SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          NASHUA CORPORATION EMPLOYEE'S
                                          SAVINGS PLAN



     Date: July 16, 1998                 By  /s/ Peter C. Anastos
           -------------                    ------------------------------------
                                                Peter C. Anastos
                                                Nashua Corporation
                                                Vice President, General Counsel
                                                  and Secretary